UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2013 and 2012	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2013 and 2012	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2013	19

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Retirement and Administrative Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

June 27, 2014

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
Investments, at fair value:
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$45,828,153	$40,424,679
Mutual funds	62,467,282	47,590,291
Collective trust	13,374,991	14,678,451

Totals	121,670,426	102,693,421

Receivables:
Notes receivable from participants	1,809,350	1,556,767
Employer contributions	4,811,474	4,326,283
Employee contributions	42,538	41,139

Totals	6,663,362	5,924,189

Net assets available for benefits, at fair value	128,333,788	108,617,610

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(362,629)	(738,949)

Net assets available for benefits	$127,971,159	$107,878,661

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$9,836,269	$4,842,861
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans Investment Income	9,199,660	6,258,458
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans Dividend Income	819,063	761,001
Dividend and interest income	1,668,191	1,501,252

Totals	21,523,183	13,363,572

Contributions:
Employee	2,942,002	2,605,044
Employer	5,814,965	5,187,094

Totals	8,756,967	7,792,138

Interest income on notes receivable from participants	68,936	68,961
Other additions	47,985	180,598

Totals	116,921	249,559

Total additions	30,397,071	21,405,269

Deductions from net assets attributable to:
Distributions to participants	10,209,657	15,453,512
Other deductions	193,963	44,426

Total deductions	10,403,620	15,497,938

Net increase in Plan assets before transfers	19,993,451	5,907,331

Transfers from (to) other plans	99,047	(92,392)

Net increase in Plan assets after transfers	20,092,498	5,814,939

Net assets available for benefits:
Beginning of year	107,878,661	102,063,722

End of year	$127,971,159	$107,878,661

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Plan:

The following description of the Church & Dwight Co., Inc. (the “Company”) Savings and Profit Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In 1994, the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Effective January 1, 2006, the Plan was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees (effective January 1, 2006, it is known as the Retirement Plan for Hourly Employees). All other hourly employees in Green River, Wyoming are eligible to make pre-tax and post-tax contributions, receive Company match, and receive the profit sharing contribution.

Effective July 16, 1998, the definition of regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Lakewood, New Jersey facility. However, these employees were not permitted to share in the profit sharing contribution until the Plan year beginning January 1, 2001.

Effective July 1, 2001, a regular employee included any nonunion hourly-paid employee of the Company who was employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri or Chicago, Illinois facilities.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

In a Stock Purchase Agreement dated August 17, 2012 with Avid Health, Inc. “AHI”, the Company acquired AHI effective October 1, 2012. Effective October 1, 2012, the Plan was amended to allow regular hourly employees of the Vancouver/Ridgefield facilities to participate in the savings portion of the Plan. Each former AHI employee who had met the eligibility requirements of the Northwest Natural Products, Inc. 401(k) Plan (the “NNP Plan”) and had an account under the NNP Plan as of October 1, 2012 was eligible to participate in the Plan immediately. Other Vancouver/Ridgefield employees were eligible to participate in the Plan effective with the first payroll period following January 1 or July 1 coincident with or next following the individual’s completion of one year of service and attainment of age 21, but in any event no earlier than January 1, 2013. Any Vancouver/Ridgefield employee who satisfied the eligibility requirements and did not start making contributions immediately may elect to begin making contributions effective with any subsequent payroll period.

As of December 31, 2009, the North Brunswick and Chicago facilities have been closed. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until the Plan year beginning January 1, 2002.

Effective September 28, 2001, a regular employee included any non-union hourly-paid employees in the Colonial Heights, Virginia facility.

Effective January 1, 2002, BioVance Technologies, Inc. was added to the Plan as a participating employer and the definition of a regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Oskaloosa, Iowa facility. These employees were eligible for pre-tax and post-tax contributions, and receive Company match and profit sharing on the effective date above.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide Participants and Beneficiaries an ownership interest in the Company.

Effective January 1, 2006, Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer and the recently organized hourly union employees were added to the definition of Regular Employee. These union employees are eligible for pre-tax, post-tax, Company match and a maximum of a 4% profit sharing contribution regardless of the contribution that is allocated to the rest of the eligible employee population. Employees who are covered under the collective bargaining agreement are no longer eligible for the profit sharing contribution if they are approved for long-term disability.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

Effective August 22, 2008, Church & Dwight Virginia Co., Inc. ceased to be a separate entity and the employees in Colonial Heights, Virginia again became employees of Church & Dwight Co., Inc. with no changes to the benefits outlined above.

Employees at the London, Ohio facility who are members of The United Industrial Service, Transportation, Professional and Government Workers of North America are not and never have been permitted to share in any allocations of profit sharing contributions and/or matching contributions. The London Plant was sold on March 12, 2010.

Effective April 15, 2010, the Plan was amended to allow Green River employees in the Retirement Plan for Hourly Employees to participate in the Profit Sharing portion of the Plan following the Retirement Plan for hourly employee termination.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participants may elect to make pre-tax, Roth 401(k) (effective July 1, 2009) and/or post-tax contributions of 1% to 6% of compensation (that are matched by the Company at the rate of $0.50 for each $1.00) provided, however, that all contributions are in fixed multiples of 1%. Participants may also elect to make additional pre-tax, Roth 401(k) or post-tax contributions that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation (HCE, highly compensated employees, are subject to separate limits). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company Match on catch-up contributions.

Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company Stock Fund. For all other participants and for participants with less than 3 years of service effective July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% (as of July 1, 2009) of such contributions are contributed to the Company Stock Fund.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

For the period from July 1, 2013 to December 31, 2013, the Company amended the plan to allow for a matching of participant pre-tax and post-tax contributions on a dollar for dollar basis, up to 3% of the aggregate contribution election percentage.

For the Plan years beginning before January 1, 2014, the Company will contribute, on behalf of each participant who is a Vancouver/Ridgefield employee, a matching contribution in an amount equal to 50% of the participant’s full pre-tax and Roth contributions (including catch-up contributions) and post-tax contributions.

Each year the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 4% for 2003 and beyond as long as this Plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in Company stock. For collectively bargained employees in Colonial Heights Virginia, the profit sharing contribution is 4%.

Participants who are Vancouver/Ridgefield employees are not eligible for profit sharing contributions made for Plan years beginning before January 1, 2014.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan does not accept rollover contributions from a Roth IRA.

The matching contribution and profit sharing provisions detailed above do not apply to employees of the Company who transfer from a different location of the Company to the Vancouver/Ridgefield facilities.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Vesting:

Participants are fully vested at all times in the value of their pre-tax Roth 401(k) or post-tax contributions and rollover contributions and earnings thereon. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution and vesting provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution and additional vesting credit ends after two years and the account balance is based upon the vesting schedule above.

Participants with 20 or more years of service at the onset of their disability are subject to different limits. Profit sharing does not continue for bargaining unit employees who are approved for long-term disability at the Company’s Colonial Heights, Virginia facility.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump-sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2013 and 2012, Company matching and profit sharing contributions were reduced by $245,652 and $289,673, respectively, for such forfeitures. The amount in the forfeitures account was $245,418 and $449,915 as of December 31, 2013 and 2012, respectively.

Participation in the Master Trust:

The Plan’s investment assets are held in a trust account at the trustee and consist of an undivided interest in the Master Trust established by the Company and administered by the trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church and Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2—Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared under the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit responsive investment contracts.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by investment advisors and the custodian.

Investments in mutual funds are carried at fair value as determined by Vanguard Fiduciary Trust Company (the “Trustee”), based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3—Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012:

	2013		2012
Vanguard Retirement Savings Trust III	$13,012,362
T. Rowe Price Blue Chip Growth Fund	9,608,320		6,887,980
PIMCO Total Return Fund	4,787,616	*	5,612,576
Vanguard Retirement Savings Trust IV			$13,939,502

*Investment is less that 5% of the Plan’s net assets.

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2013	2012
Columbia Mid Cap Value Fund	$—	$106,746
Munder Mid Cap Core Growth Fund JPMorgan Mid Cap Value	739,184 208,896	345,642 —
Neuberger Berman Genesis Fund	568,500	107,825
PIMCO Total Return Fund	(268,590)	152,223
T. Rowe Price Blue Chip Growth Fund	2,865,547	1,225,734
Thornburg Int’l Value Fund	377,940	364,703
Van Kampen Growth & Income Fund	615,311	238,315
Vanguard S&P 500 Index Fund	64,325	156,547
Vanguard Small Cap Index Fund	—	109,815
Vanguard Target Retirement 2005 Fund	—	5,635
Vanguard Target Retirement 2010 Fund	30,590	43,572
Vanguard Target Retirement 2015 Fund	338,685	218,283
Vanguard Target Retirement 2020 Fund	404,639	245,032
Vanguard Target Retirement 2025 Fund	587,443	287,456
Vanguard Target Retirement 2030 Fund	619,197	297,207
Vanguard Target Retirement 2035 Fund	602,512	263,628
Vanguard Target Retirement 2040 Fund	427,157	187,205
Vanguard Target Retirement 2045 Fund	351,648	148,839
Vanguard Target Retirement 2050 Fund	278,961	123,059
Vanguard Target Retirement 2055 Fund	39,433	4,288
Vanguard Target Retirement 2060 Fund	4,559	607
Vanguard Target Retirement Income Fund	9,434	10,962
Vanguard Wellington Fund	345,815	212,687
Vanguard Total Bond Market Index Fund	(5,103)	(386)
Vanguard Total Int’l Stock Index Fund	16,355	1,426
Vanguard 500 Index Fund	359,957	8,925
Vanguard Extended Market Index Fund	253,874	(23,114)

Totals	$9,836,269	$4,842,861

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4—Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds and managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 5—Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 6—Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated September 17, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 7—Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8—Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2013 and 2012:

Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$13,374,991	None	Immediate	None	None

Fair Value Estimated Using Net Asset Value per Share December 31, 2012

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust IV	$ 14,678,451	None	Immediate	None	None

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 11).

2013	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid cap equity securities	$4,012,618			$4,012,618
Small cap equity securities	3,008,216			3,008,216
Large and mid cap value stocks and bonds	3,235,799			3,235,799
International equities	3,118,547			3,118,547
Growth and income funds	12,888,269			12,888,269
Index funds	3,393,348			3,393,348
Bond funds	4,896,025			4,896,025
Target date funds	27,668,038			27,668,038
Money market funds	246,422			246,422
Common collective trusts		$13,374,991		13,374,991

Total assets excluding Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$62,467,282	$13,374,991	—	$75,842,273

2012	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid cap equity securities	$2,961,412			$2,961,412
Small cap equity securities	2,055,477			2,055,477
Large and mid cap value stocks and bonds	2,761,349			2,761,349
International equities	2,855,159			2,855,159
Growth and income funds	8,923,372			8,923,372
Index funds	1,814,147			1,814,147
Bond funds	5,660,859			5,660,859
Target date funds	20,102,924			20,102,924
Money market funds	455,592			455,592
Common collective trusts		$14,678,451		14,678,451

Total assets excluding Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$47,590,291	$14,678,451	—	$62,268,742

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9—Reconciliation of financial statements to Form 5500:

The following is a reconciliation of amounts reported in the 2013 and 2012 financial statements to amounts reported in the 2013 and 2012 Form 5500:

	2013	2012
Net assets available for benefits, per the financial statements	$127,971,159	$107,878,661
Adjustment from contract value to fair value for full benefit-responsive investment contracts	362,629	738,949

Net assets available for benefits, per Form 5500	$128,333,788	$108,617,610

Total additions, per the financial statements	$30,397,071	$21,405,269
Adjustment from contract value to fair value for full benefit-responsive investment contracts	(376,320)	(44,211)

Total additions, per Form 5500	$30,020,751	$21,361,058

Note 10—Investment contract:

The Plan entered into a benefit-responsive investment contract with Vanguard Retirement Savings Master Trust (the “Trust”). The Trust maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2013 and 2012 is presented below:

	2013	2012
Average yields:
Trust:
Based on actual earnings	2.05%	2.69%
Based on interest rate credited to participants	1.56%	1.82%

Note 11- Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church and Dwight Savings and Profit Sharing Plan for Salaried Employees. At both December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust were 25% and 26% respectively, and over 5% of the Plan’s net assets.

The following are the changes in net assets for the Master Trust for the years ended December 31, 2013 and 2012:

	2013	2012
Net appreciation in fair value of investments	$35,569,943	$24,043,315
Interest and Dividends	3,175,845	2,942,175

Net investment income	38,745,788	26,985,490
Net transfers	(12,776,296)	(15,577,798)

Increase in net assets	25,969,492	11,407,692
Net assets:
Beginning of year	154,538,654	143,130,962

End of year	$180,508,146	$154,538,654

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc common stock are carried at fair value (Level 1) as described in Note 8.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
JP Morgan Mid Cap Value	Mutual Fund	$904,711	$1,041,063
Munder Mid Cap Growth Fund	Mutual Fund	1,742,950	2,971,555
Neuberger Berman Genesis Fund	Mutual Fund	3,088,333	3,008,216
PIMCO Total Return Fund	Mutual Fund	4,845,964	4,787,616
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	5,238,237	9,608,320
Thornburg International Value Fund	Mutual Fund	2,780,048	2,872,915
Van Kampen Growth & Income Fund	Mutual Fund	2,435,980	3,279,949
*Vanguard Extended Market Index Fund	Mutual Fund	1,361,585	1,392,592
*Vanguard Index Fund	Mutual Fund	1,944,755	2,000,756
*Vanguard Prime Money Market	Mutual Fund	246,422	246,422
*Vanguard Target Retirement 2010	Mutual Fund	401,025	483,414
*Vanguard Target Retirement 2015	Mutual Fund	3,383,938	4,000,618
*Vanguard Target Retirement 2020	Mutual Fund	2,701,137	3,426,253
*Vanguard Target Retirement 2025	Mutual Fund	3,608,309	4,580,023
*Vanguard Target Retirement 2030	Mutual Fund	3,284,623	4,304,175
*Vanguard Target Retirement 2035	Mutual Fund	2,959,749	3,851,340
*Vanguard Target Retirement 2040	Mutual Fund	1,927,605	2,547,322
*Vanguard Target Retirement 2045	Mutual Fund	1,648,942	2,119,929
*Vanguard Target Retirement 2050	Mutual Fund	1,287,177	1,620,146
*Vanguard Target Retirement 2055	Mutual Fund	239,932	278,093
*Vanguard Target Retirement 2060	Mutual Fund	44,559	49,708
*Vanguard Target Retirement Inc	Mutual Fund	388,342	407,017
*Vanguard Total Bond Market Signal	Mutual Fund	112,158	108,409
*Vanguard Total International Stock Fund	Mutual Fund	231,299	245,632
*Vanguard Wellington Fund	Mutual Fund	3,317,634	3,235,799
*Vanguard Retirement Savings Trust III	Collective Trust	13,012,362	13,374,991
*Participant Loans (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	—	1,809,350

Totals		$63,137,776	$77,651,623

*Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date: June 27, 2014	By:	/s/ Charles Witherspoon Jr.
	Name:	Charles Witherspoon Jr.
	Title:	Vice President and Treasurer, Church & Dwight Co., Inc.